EXHIBIT 3.2



                             CHAPMAN AND CUTLER LLP
                             111 WEST MONROE STREET
                             CHICAGO, ILLINOIS 60603


                                  May 16, 2006


Van Kampen Funds Inc.
1221 Avenue of the Americas
New York, New York  10020

The Bank of New York
101 Barclay Street
New York, New York  10005


                     Re: Van Kampen Unit Trusts, Series 579
                         ----------------------------------

Ladies/Gentlemen:

         We have acted as counsel for Van Kampen Funds Inc., depositor of Van Kampen Unit Trusts, Series 579 (the "Fund"), in connection with the issuance of units of fractional undivided interest in the Fund (the "Units"), under a trust agreement dated May 16, 2006 (the "Indenture") among Van Kampen Funds Inc., as depositor (the "Depositor"), Cohen & Steers Capital Management, Inc. or Van Kampen Asset Management, each as a supervisor, and The Bank of New York, as trustee (the "Trustee"). The Fund is comprised of the following unit investment trusts: Diversified Healthcare Portfolio, Series 35, Financial Institutions Portfolio, Series 30, Cohen & Steers REIT Income Portfolio 2006-2, Energy Portfolio, Series 18 and Utility Income Portfolio, Series 20 (the "Trusts").

         In this connection, we have examined the Registration Statement, the form of Prospectus proposed to be filed with the Securities and Exchange Commission, the Indenture and such other instruments and documents we have deemed pertinent. The opinions expressed herein assume that each Trust will be administered, and investments by each Trust from proceeds of subsequent deposits, if any, will be made, in accordance with the terms of the Indenture. For purposes of the following discussion and opinion, it is assumed that each Trust holds (i) stock in corporations (the "Stocks") and/or (ii) interests in a real estate investment trust (the "REIT Shares"). For purposes of the following discussion and opinion, it is assumed that each Stock is equity for Federal income tax purposes and each REIT Share is a share in an entity treated as a real estate investment trust for federal income tax purposes. We have not independently examined the assets to be deposited in and held by the Trusts.

         Based upon the foregoing and upon an investigation of such matters of law as we consider to be applicable, we are of the opinion that, under existing United States Federal income tax law:

          I. The Trusts are not associations taxable as corporations for Federal income tax purposes; each unitholder ("Unitholder") will be treated as the owner of a pro rata portion of each of the assets of each Trust under the Internal Revenue Code of 1986 (the "Code") in the proportion that the number of Units held by a Unitholder bears to the total number of Units outstanding; under Subpart E, Subchapter J of Chapter 1 of the Code, income of each Trust will be treated as income of the Unitholders in the proportion described above; and an item of Trust income will have the same character in the hands of a Unitholder as it would have if the Unitholder directly owned the assets of each Trust. Each Unitholder will be considered to have received his or her pro rata share of income derived from each Trust asset when such income would be considered to be received by the Unitholder if the Unitholder directly owned the assets of the Trusts.

         II. The price a Unitholder pays for his or her Units, generally including sales charges, is allocated among his or her pro rata portion of each asset held by the Trust (in proportion to the fair market values thereof on the valuation date closest to the date the Unitholder purchases his or her Units) in order to determine the tax basis for his or her pro rata portion of each asset held by the Trust. For Federal income tax purposes, a Unitholder's pro rata portion of distributions that constitute "dividends" as defined by Section 316 of the Code, except for properly designated capital gains dividends paid on REIT Shares, is generally taxable as ordinary income to the extent of the corporation's current and accumulated "earnings and profits." A Unitholder's pro rata portion of dividends paid on such security which exceeds such current and accumulated earnings and profits will first reduce a Unitholder's tax basis in such security, and to the extent that such dividends exceed a Unitholder's tax basis in such security shall be treated as gain from the sale or exchange of property. However, it should be noted that under the recently enacted "Jobs and Growth Tax Relief Reconciliation Act of 2003" (the "Tax Act") certain dividends with respect to the Stocks may qualify to be taxed at the same new rates that apply to net capital gain, provided certain holding period requirements are satisfied. These special rules relating to the taxation of dividends at capital gains rates generally apply to taxable years beginning after December 31, 2002 and beginning before January 1, 2009. In limited circumstances, these reduced rates may also apply to some ordinary income dividends on the REIT shares. Certain distributions on the REIT Shares may qualify as "capital gains dividends," taxable to shareholders (and accordingly to Unitholders as owners of a pro rata portion of the REIT Shares) as long-term capital gain, regardless of how long the shareholder has owned such shares. Distributions of income or capital gains declared on REIT Shares in October, November or December will be deemed to have been paid to shareholders (and accordingly to Unitholders as owners of a pro rata portion of the REIT Shares) on December 31 of the year they are declared, even when paid by the REIT during the following January.

        III. Gain or loss will be recognized to a Unitholder (subject to various nonrecognition provisions under the Code) upon redemption or sale of his or her Units, except to the extent an in kind distribution is received by such Unitholder from the Trusts as discussed below. Such gain or loss is measured by comparing the proceeds of such redemption or sale with the adjusted basis of his or her Units. Before adjustment, such basis would normally be cost if the Unitholder had acquired his or her Units by purchase. Such basis will be reduced, but not below zero, by the Unitholder's pro rata portion of certain dividends, not including properly designated capital gains dividends paid on REIT Shares, with respect to each security. However, any loss realized by a Unitholder with respect to the disposition of his pro rata portion of the REIT Shares, to the extent such Unitholder has owned his Units for less than six months or the Trusts have held the REIT Shares for less than six months, will be treated as long-term capital loss to the extent of the Unitholder's pro rata portion of any capital gain dividends received (or deemed to have been received) with respect to the REIT Shares.

         IV. If the Trustee disposes of a Trust asset (whether by sale, taxable exchange, liquidation, redemption, payment on maturity or otherwise) gain or loss will be recognized to the Unitholder (subject to various nonrecognition provisions under the Code) and the amount thereof will be measured by comparing the Unitholder's aliquot share of the total proceeds from the transaction with the basis for his or her fractional interest in the asset disposed of. Such basis is ascertained by apportioning the tax basis for his or her Units (as of the date on which the Units were acquired) among each of the Trust's assets (as of the date on which his or her Units were acquired) ratably according to their values as of the valuation date nearest the date on which he or she purchased such Units. A Unitholder's basis in his or her Units and of his or her fractional interest in each Trust asset must be reduced, but not below zero, by the Unitholder's pro rata portion of certain dividends, not including properly designated capital gains dividends paid on REIT Shares, with respect to each security.

          V. Under the Indenture, under certain circumstances, a Unitholder tendering Units for redemption may request an in kind distribution of securities upon the redemption of Units or upon the termination of a Trust. As previously discussed, prior to the redemption of Units or the termination of a Trust, a Unitholder is considered as owning a pro rata portion of each of the Trust's assets. The receipt of an in kind distribution will result in a Unitholder receiving whole shares of Stock and REIT Shares and possibly cash. The potential federal income tax consequences which may occur under an in kind distribution will depend upon whether or not a Unitholder receives cash in addition to Securities. A Unitholder will not recognize gain or loss if a Unitholder receives only Trust assets in exchange for his or her pro rata portion of the assets held by the Trust. However, if a Unitholder also receives cash in exchange for a Trust asset or fractional share of an asset held by the Trust, such Unitholder will generally recognize gain or loss based upon the difference between the amount of cash received by the Unitholder and his or her tax basis in such Trust asset fractional share. The total amount of taxable gains (or losses) recognized upon such redemption will generally equal the sum of the gain (or loss) recognized under the rules described above by the redeeming Unitholder with respect to each asset owned by the Trust.

         A domestic corporation owning Units in a Trust may be eligible for the 70% dividends received deduction pursuant to Section 243(a) of the Code with respect to such Unitholder's pro rata portion of certain types of dividends on Stock received by such Trust (to the extent the dividends are attributable to domestic corporations), subject to the limitations imposed by Sections 246 and 246A of the Code. Certain special rules, however, may apply with regard to the preferred stock of a public utility.

         To the extent dividends received by a Trust are attributable to foreign corporations, a corporation that owns Units will not be entitled to the dividends received deduction with respect to its pro rata portion of such dividends since the dividends received deduction is generally available only with respect to dividends with respect to stock of domestic corporations. Dividends with respect to REIT Shares are generally not eligible for the dividends received deduction.

         Section 67 of the Code provides that certain miscellaneous itemized deductions, such as investment expenses, tax return preparation fees and employee expenses will be deductible by an individual only to the extent they exceed 2% of such individual's adjusted gross income. Unitholders may be required to treat some or all of the expenses of the Trusts as miscellaneous itemized deductions subject to this limitation.

         A Unitholder will recognize taxable gain (or loss) when all or part of the pro rata interest in a Trust Asset is either sold by the Trusts or redeemed or when a Unitholder disposes of his or her Units in a taxable transaction, in each case for an amount greater (or less) than his or her tax basis therefor; subject to various nonrecognition provisions of the Code.

         It should be noted that capital gains can be recharacterized as ordinary income in the case of certain financial transactions that are "conversion transactions." In addition, the Code treats certain transactions designed to reduce or eliminate risk of loss and opportunities for gain (e.g., short sales, offsetting notional principal contracts, futures or forward contracts, or similar transactions) as constructive sales for purposes of recognition of gain (but not loss) and for purposes of determining the holding period.

         It should be noted that payments to the Trusts of dividends on securities that are attributable to foreign corporations may be subject to foreign withholding taxes and Unitholders should consult their tax advisers regarding the potential tax consequences relating to the payment of any such withholding taxes by the Trusts. Any dividends withheld as a result thereof will nevertheless be treated as income to the Unitholders. Because under the grantor trust rules, an investor is deemed to have paid directly his or her share of foreign taxes that have been paid, if any, an investor may be entitled to a foreign tax credit or deduction for United States tax purposes with respect to such taxes. A required holding period is imposed for such credits.

         The scope of this opinion is expressly limited to the matters set forth herein, and, except as expressly set forth above, we express no opinion with respect to any other taxes, including foreign, state or local taxes, foreign investors, broker-dealers or collateral tax consequences with respect to the purchase, ownership and disposition of Units.

         Katten Muchin Rosenman LLP may rely on the foregoing opinion for purposes of rendering its opinion to the Fund dated as of today regarding certain New York tax matters.

         We hereby consent to the filing of this opinion as an exhibit to the Registration Statement (File No. 333-132431) relating to the Units referred to above and to the use of our name and to the reference to our firm in said Registration Statement and in the related Prospectus.

                                                               Very truly yours,


                                                          CHAPMAN AND CUTLER LLP